Mail Stop 4561
Via Fax (650) 385-5500

December 15, 2009

Earl E. Fry
Chief Financial Officer
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

> **Re:** **Informatica Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 8-K filed on January 29, 2009, April 23, 2009, and**
> **July 23, 2009**
> **File No. 000-50784**

Dear Mr. Fry:

We have reviewed your response letter dated December 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 3, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 57

1.   We note from your response to prior comment 2 that you price PCS as a percentage of the software net license fee. Please update us as to your pricing for each of your PCS offering types and also describe what is netted from the software license fee.

2.   It appears from your response to prior comment 3 that you recognize revenue from your resellers and distributors on a sell-through basis due to your assessment that collection is not probable. We reissue part of our prior comment to tell us your consideration for clarifying this in your disclosures. Additionally, given your

arrangements do not contain return rights, please explain further why you do not want your resellers and distributors to purchase software licenses in advance of an end-user license and maintain an inventory balance. In this regard, are there other rights within your reseller and distributor arrangements that would impact the company, such as price protection rights, or are there other business reasons for this policy? Please explain further.

Note 13. Income Taxes, page 73

3.   Your response to our prior comment 4 appears to focus on when and how excess tax benefits are recognized, rather than how you considered it is more likely than not that their related deferred tax assets will not be realized, which resulted in your recognition of a valuation allowance. In this regard, please provide us with your analysis of why you believe a valuation allowance is necessary and how you considered disclosing this information. Specifically, please address if you expect future taxable income will or will not be insufficient to recover the deferred tax assets recorded for excess tax benefits. We refer you to paragraph 61 of SFAS 123(R) (ASC 718-740-30-2).

Item 11. Executive Compensation, page 86 (Incorporated by Reference From Definitive Proxy Statement Filed March 4, 2009)

Executive Officer Compensation

Non-Equity Incentive Plan (Cash Incentives) ("Bonus Plan"), page 31

4.   We note your responses to prior comments 9 and 12. Please provide a more detailed explanation of the product deliverables, analyst, and customer proof points metrics of the individual goals element of Mr. Pancha's cash bonus plan. This discussion should address, at a minimum, how you quantify Mr. Pancha's achievement against the individual objectives.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson,

Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief